

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 24, 2015

Michael T. Studer
Secretary, Treasurer, and
Chief Financial Officer
Castle Holding Corp.
111 West Sunrise Highway, Second Floor East
Freeport, NY 11520

> **Re:** **Castle Holding Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed October 22, 2014**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed January 2, 2014**
> **File No. 033-37809-NY**

Dear Mr. Studer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2014; and
Form 10-K for Fiscal Year Ended September 30, 2013

1. Please amend to disclose the PCAOB's recent sanction of Michael T. Studer or tell us why you have not disclosed the PCAOB's September 2012 sanction against Michael T. Studer as required by Item 401(f)(8) of Regulation S-K in your annual filings for the years ended September 30, 2014 and 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Financial Services I